Delphi Financial Group, Inc. 1105 North Market Street, Suite 1230 P.O. Box 8985 Wilmington, Delaware 19899 VIA EDGAR SYSTEM

February 8, 2012

Ms. Keira Nakada

Staff Accountant

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Mail Stop 0309

Washington, D.C. 20549

Re:	Delphi Financial Group, Inc. (the “Company”)

 Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”)

Dear Ms. Nakada:

This letter will follow up on the telephone conversation of January 26, 2012 between you and Paul Van Haren regarding the Company’s January 6, 2012 letter in response to the Commission’s letter of December 14, 2011 concerning the 2010 Form 10-K. As requested in that conversation, this letter sets forth the substance of the Commission’s comment that was conveyed in the conversation, followed by the Company’s response.

2010 Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 38

Comment:

1. Your response to item 1 is noted. Please provide in disclosure-type format the following:

•	The fair value and amortized cost representing general obligation versus special revenue bonds, and the types of activities supporting any special revenue bonds.

•

Each state and municipality that comprises more than 10% of total equity as shown on your balance sheet at December 31, 2010 showing the fair value and amortized cost and with a description of the credit quality of these investments.

Ms. Keira Nakada

Securities and Exchange Commission

February 8, 2012

Response:

The Company will include additional disclosures relating to its holdings of municipal securities in the Liquidity and Capital Resources section of its Management’s Discussion and Analysis of Financial Condition and Results of Operations to be contained in the Company’s Form 10-K for the year ended December 31, 2011. Exhibit A to this letter is the form of such disclosures, utilizing the relevant amounts as in effect at December 31, 2011. Such amounts are furnished on a preliminary basis subject to the completion of the Company’s 2011 audit.

The Company wishes to note that the disclosures to be made in future filings with the Commission, as referenced above, would, as with all disclosures in such filings, be subject to future re-evaluation according to considerations of relevance and materiality, based upon factual or other developments relating to the Company and the matters addressed by such disclosures which may occur over time, as well as changes in applicable disclosure rules.

Finally, the Company acknowledges that:

- The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to such filings; and

- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (267) 256-3684 with any further questions regarding these matters. Thank you for your time and attention.

Very truly yours,

/s/ THOMAS W. BURGHART

Thomas W. Burghart
Senior Vice President and Treasurer

cc:	Robert Rosenkranz

 Stephan Kiratsous

 Chad Coulter

 Paul Van Haren

Exhibit A

The following table provides the amortized cost and fair value of obligations of U.S. states, municipalities and political subdivisions denominated as special revenue bonds and general obligation bonds as follows:

	Amortized Cost	Fair Value
	(dollars in thousands)
Special revenue bonds:
Development	$72,277	$74,601
Education	277,966	291,422
Facilities	69,146	70,437
Housing	520,262	544,044
Medical	284,752	299,427
Refunding Bonds	59,887	63,867
Transportation	91,716	97,598
Utilities	284,387	297,719
Other	40,2971	42,184

Total special revenue bonds	1,700,690	1,781,299

General obligation bonds	702,029	753,369

Total obligations of U.S. states, municipalities and political subdivisions	$2,402,719	$2,534,668

At December 31, 2011, the Company had investments in general obligation bonds of the state of California and special revenue bonds of municipalities and other political subdivisions within California which had a total fair value of $303.0 million and an amortized cost of $280.6 million, substantially all of which have investment grade ratings.